Filed by Fidelity Bankshares, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                      Subject Company: Fidelity Bankshares, Inc.
                                               Commission File Number: 000-29040
>>Special Edition

TRANSITION NEWS
---------------

News about the Fidelity Federal/National City Merger
November 10, 2006

------------------------------------------------------
In This Issue
   o   Posting for Job Opportunities at National City
   o   Job Opportunities Open House
   o   Job Mapping for Employees in Retained Positions
   o   What's On Your Mind?
------------------------------------------------------


Posting for Job Opportunities at National City
----------------------------------------------
Fidelity Federal employees are now able to post for National City job opportunities. Below you'll find information regarding applying for jobs with National City and an outline of the employment process.

To search for available jobs with National City, check the Web site:
   o   National City - www.nationalcity.com/careers
   o   Click on:  Search Jobs
   o   Click on:  Search Openings
   o   Search options will be listed

Fidelity Federal employees interested in a National City position will post online to a specific job opportunity at www.nationalcity.com/careers and attach a resume. Fidelity Federal employees should designate themselves as "internal candidates".
   o The National City recruiter will contact the potential candidate to begin the interview process.
   o The candidate will be updated as to the status of his or her job opportunity from the appropriate National City recruiter within three days of posting to the position.
   o Once the hiring manager has interviewed the candidate, the recruiter will respond to the Fidelity Federal employee within 24 hours regarding the status of the interview.

All Fidelity Federal employees' applications will be given rapid processing status. This means all employees will be given rapid processing of any request they may have as it relates to job searches or inquiries. Fidelity Federal employees applying for National City positions will have one primary point of contact, Michele Dobos, to assist in this process. Michele's phone number is 561/803-9800.


Job Opportunities Open House
----------------------------
Representatives from National City and Fidelity Federal will be available Monday through Thursday next week to talk with employees whose current position is being eliminated about opportunities at National City. Julie Nuss, from National City, will join Michele Dubos and the Fidelity Federal recruiting team to talk with employees, in general, about the types of career opportunities with National City, their organizational structure and the kinds of positions for which each employee's background would qualify, etc. They will also be able to coordinate job posting activities for all National City positions that are posted on the National City Web site.


                                                Fidelity Transition News, Page 1

Employees are encouraged to schedule an appointment to gather more information about National City and its subsidiary companies. Please contact Kathy Herbert at 561/803-9834 to schedule an appointment with Julie and/or Michele. Or, feel free to stop by to meet with them or sign up for an appointment in person at the following times.

In order to allow employees ample time to meet with Julie and/or Michele, we are assigning days to each location. We ask that you come on the day that corresponds with your location, but understand that you may be absent or unable to attend the assigned day. If you are unable to stop by on the assigned day, please call Kathy Herbert at 561/803-9834 to sign up for a more convenient day.

--------------------------------------------------------------------------------
   Job Opportunities Open House Will Be Held In The Human Resources Department
--------------------------------------------------------------------------------
Date                  Time                Invited Locations
-------------------- ------------------- ---------------------------------------
Monday, 11/13/06      1:30 pm - 4:30 pm   1st Floor and 2nd Floor and 4th Floor
                                          of 205 Datura
-------------------- ------------------- ---------------------------------------
Tuesday, 11/14/06     9:00 am - 4:30 pm   3rd Floor and 10th Floor of 205 Datura
-------------------- ------------------- ---------------------------------------
Wednesday, 11/15/06   9:00 am - 2:30 pm   All Floors from 218 Datura and
                                          Guarantee Building
-------------------- ------------------- ---------------------------------------
Wednesday, 11/15/06   3:00 pm - 4:30 pm   6710 S. Dixie Hwy Employees (Julie &
                                          Michele will travel to this location)
-------------------- ------------------- ---------------------------------------
Thursday, 11/16/06    8:30 am - 10 am     Available as needed by appointment to
                                          all locations
-------------------- ------------------- ---------------------------------------

While we know some employees may think it is too early to start looking for another National City position, we encourage you to at least stop by and familiarize yourself with the process. To provide a little encouragement, displaced employees who stop by will be able to register to win one of several gift certificates being given away at the end of next week. Julie and Michele look forward to meeting you!


Job Mapping for Employees in Retained Positions
-----------------------------------------------
In a few weeks, employees in positions being retained at National City will receive information on their position at National City. This personalized information will provide the employee details about their National City job such as:
   o   Job title
   o   National City job grade
   o General information on National City's performance management and compensation practices

While this information is not currently being provided to employees who positions are being eliminated, they will receive this information in the future if they accept another position at Fidelity Federal or National City.


What's on Your Mind?
--------------------
How will I know which positions are available within National City and each of its subsidiaries?
The most efficient way to search for jobs is through the National City Web site (listed above).

Will relocation assistance be offered if I accept a job that requires a move? Yes, depending on the distance of the move and the position. Each situation will be handled in a separate manner and discussed during the interview process.

How long will the employment process be in place?
National City makes the redeployment of talented employees an ongoing priority. Therefore, we will have a continued focus on employment throughout the integration and post integration process.

Do I have to meet the employment representative to apply for a job?
It is not necessary; however, the onsite representative will be available as listed above for answers and guidance. We encourage you to schedule an appointment or stop by to introduce yourself.

If I am displaced and move to a location where National City has no presence, will I still be eligible for severance if I go to work for another bank? Severance allowance will end if a displaced employee begins employment with another financial institution. For Fidelity Federal employees, this means you cannot receive severance while working for a financial institution that is located within 100 miles of their current Fidelity Federal work location.


                                                Fidelity Transition News, Page 2

--------------------------------------------------------------------------------
Have a question? You can call the toll-free "What's on Your Mind" voicemail box at 866/405-0846 and leave a message with your question or email your question to CorpComm@NationalCity.com. We'll respond to questions of general interest in future issues of Transition News.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission
(SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC's Web site, http://www.sec.gov, and the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401, Attention: Investor Relations, 561-803-9980.

The  respective  directors and executive  officers of National City and Fidelity
Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers;
increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Fidelity Bankshares' results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC's Web site, www.sec.gov, and on the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
--------------------------------------------------------------------------------



                                                Fidelity Transition News, Page 3